

ATCO
GROUP

RECEIVED

2004 NOV 15 A 10: 03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

August 5, 2004



04046128

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

♦ Press Release Dated August 4th, 2004 - New Structure and Executive Appointments

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

PROCESSED

NOV 1 7 2004

THOMSON
FINANCIAL

ATCO
G R O U P
NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

August 4, 2004

ATCO Group Announces New Structure and Executive Appointments

Calgary, Alberta: The Boards of Directors of ATCO Ltd. and Canadian Utilities Limited have announced a new structure for the ATCO Group and changes to executive roles and responsibilities.

The new structure will consolidate and reduce the number of business groups, and will provide more synergies and efficiencies between the operating companies under the direction of two Managing Directors and one President. Changes take place in conjunction with the pending retirements of Mr. Dick Frey, Managing Director, Utilities and Mr. Walter Kmet, Managing Director, Industrials.

Michael M. Shaw is named Managing Director, Global Enterprises responsible for Logistics and Industrials, which includes ATCO Frontec, ATCO Structures and ATCO Noise Management, as well as Energy Services and Technologies, which includes ATCO Midstream and ATCO I-Tek.

Siegfried W. Kiefer is named Managing Director, Utilities and Chief Information Officer, ATCO Group. Included in the Utilities Group are ATCO Gas, ATCO Pipelines and ATCO Electric.

Gerry W. Welsh, President & Chief Operating Officer, ATCO Power will continue to be responsible for the Power Generation Group.

Mr. Shaw, Mr. Kiefer and Mr. Welsh will report directly to ATCO Group President & Chief Executive Officer, Nancy Southern.

ATCO Group is a premier Canadian group of companies, Alberta based, with more than 7,000 employees actively engaged worldwide in Utilities, Power Generation, Logistics & Industrials and Energy Services & Technologies. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Nancy Southern
President & Chief Executive Officer
ATCO Group
(403) 292-7561



ATCO
G R O U P

RECEIVED

2004 NOV 15 A 10: 07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

October 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

> **Canadian Utilities Limited**
> **File No.: 82-34744**
> **Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

♦ Press Release - Declaration of Quarterly Dividend

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)



CU
CANADIAN UTILITIES LIMITED
An **ATCO** Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, October 27, 2004 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Class A Non-Voting	CU	0.53	10-Nov	01-Dec
Class B Common	CU.X	0.53	10-Nov	01-Dec
Series Q 5.90%	CU.PR.T	0.368750	10-Nov	01-Dec
Series R 5.30%	CU.PR.V	0.331250	10-Nov	01-Dec
Series S 6.60%	CU.PR.D	0.412500	10-Nov	01-Dec
Series W 5.80%	CU.PR.A	0.362500	10-Nov	01-Dec
Series X 6.00%	CU.PR.B	0.375000	10-Nov	01-Dec

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. Watson
             Senior Vice President
             and Chief Financial Officer
             Canadian Utilities Limited
             (403) 292-7502